06003119

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 192

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBH Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Westbrook Corporate Center / Suite 1020
(No. and Street)

Westchester | IL | 60154
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Hartman 708-947-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon + Co.
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane / Suite 110 / Hinsdale / IL / 60521
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick W. Hartman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBH Advisors, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEATHER J. GIORDANO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-4-2006

Notary Public

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NA
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NA

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBH ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

January 12, 2006

HBH Advisors, L.L.C.
3 Westbrook Corporate Center, Suite 1020
Westchester, Illinois 60154

Independent Auditors' Report

Gentlemen:

We have audited the accompanying statements of financial condition of HBH Advisors, L.L.C. as of December 31, 2005 and 2004 and the related statements of income (loss), changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBH Advisors, L.L.C. as of December 31, 2005 and 2004 and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Peter Shannon & Co.

Certified Public Accountants

Index

Exhibit I

HBH Advisors, L.L.C.
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Current Assets		
Cash (Note 2)	$ 176,241	$ 105,962
Accounts Receivable (Note 5)		106
Other Receivables		125
Prepaid Expenses and Deposits	977	2,703
Total Assets	$ 177,218	$ 108,896
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$	$ 577
Member's Equity	$ 177,218	$ 108,319
Total Liabilities and Member's Equity	$ 177,218	$ 108,896

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit II

HBH Advisors, L.L.C.
Statements of Income (Loss)
Years Ended December 31, 2005 and 2004

	2005	2004
Income		
Fees	$ 157,527	$ 127,875
Interest Income	3,727	790
	$ 161,254	$ 128,665
Operating Expenses		
Compensation (Note 7)	$ 22,500	$ 90,000
Rent (Note 7)	1,500	6,000
Office (Note 7)	2,047	6,959
Broker Dealer Licenses and Fees	150	1,420
Professional Fees	91,287	93,322
Travel		4,410
Meals and Entertainment		4,964
Printing		247
Website Development		2,920
Dues and Subscriptions		1,364
Insurance	311	476
Telephone		1,387
Education and Training	60	287
	$ 117,855	$ 213,756
Net Income (Loss) for the Year	$ 43,399	$ (85,091)

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit III

HBH Advisors, L.L.C.
Statements of Changes in Member's Equity
Years Ended December 31, 2005 and 2004

	2005	2004
Member's Equity - Beginning of Year	$ 108,319	$ 91,410
Capital Contributions	25,500	102,000
Net Income (Loss) for the Year	43,399	(85,091)
Member's Equity - End of Year	$ 177,218	$ 108,319

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit IV

HBH Advisors, L.L.C.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Operating Activities		
Net Income (Loss)	$ 43,399	$ (85,091)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities		
Changes in Operating Assets and Liabilities		
Decrease in Accounts Receivable	106	613
(Increase) Decrease in Prepaid Expenses, Deposits, and Other Receivables	1,851	(207)
Decrease in Accounts Payable	(577)	(7,615)
Decrease in Deferred Revenue		(10,000)
Net Cash Provided (Used) by Operating Activities	$ 44,779	$ (102,300)
Financing Activities		
Member's Contributions	$ 25,500	$ 102,000
Net Cash Provided by Financing Activities	$ 25,500	$ 102,000
Increase (Decrease) in Cash	$ 70,279	$ (300)
Cash - Beginning of Year	105,962	106,262
Cash - End of Year	$ 176,241	$ 105,962

The accompanying notes to the financial statements are an integral part of this statement.

HBH Advisors, L.L.C.
Notes to Financial Statements
December 31, 2005 and 2004

Note 1 Company's Activities

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Westchester, Illinois. The Company was formed in May 2002 and received its license to operate as a registered broker dealer in November 2002.

Note 2 Summary of Significant Accounting Policies

Revenue and Cost Recognition

The Company recognizes revenue and expenses on the accrual basis of accounting. As such, revenue is recognized when services are performed and transactions are completed; expenses are recognized as incurred. Revenue for services that are paid in advance is amortized over the term of the engagement.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a single member limited liability company. All income is passed through to the Company's sole owner, an S Corporation, and no income taxes are paid by the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 Fair Values

The carrying amounts for cash, accounts receivable, and accounts payable approximate fair value due to the short period of time to maturity.

Note 4 Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company held, from time to time, significant amounts of money in various banks in excess of the amount covered under FDIC insurance. Concentrations of credit with respect to trade receivables exist due to the small number of customers comprising the Company's customer base.

The Company does not have a concentration of available sources of supply, material, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

Note 5 Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Accounts receivable includes amounts due for work performed as well as for reimbursable client expenses.

Note 6 Computation of Net Capital

The Company is required to maintain a minimum net capital, in accordance with SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company.

On December 31, 2005, the Company had net capital of $163,152, which was $158,152 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $ - 0 - as of December 31, 2005.

On December 31, 2004, the Company had net capital of $100,034, which was $95,034 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $577 as of December 31, 2004.

Note 7 Cost Sharing Arrangement

The Company entered into an agreement with The Fred Jones Companies, Inc. (TFJC), the Company's sole owner, to share various costs. Under the agreement, HBH Advisors, L.L.C. was charged $7,500 per month for shared employees, $500 for rent, and $500 for miscellaneous office expenses. This cost sharing arrangement was terminated effective April 1, 2005.

Note 8 Reconciliation Pursuant to Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2005 unaudited Focus report and this report, which affect net capital.

Note 9 **Related Party Revenue**

During 2005, $157,527 of the Company's revenue was received from Fred Jones Enterprises, LLC, a company related through common ownership.

During 2004, $120,000 of the Company's revenue was received from Fred Jones Enterprises, LLC, a company related through common ownership.

Schedule A

HBH Advisors, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005 and 2004

	2005	2004
Member's Equity	$ 177,218	$ 108,319
Less:		
Accounts Receivable		106
Other Receivables		125
Prepaid Expenses and Deposits		311
Haircuts on Securities	14,066	7,743
Net Capital	$ 163,152	$ 100,034

The accompanying notes to the financial statements are an integral part of this statement.